August 14, 2024

Yunlei Wang
Chief Executive Officer
Youlife Group Inc.
Room C431, Changjiang Software Park
No. 180 South Changjiang Road
Baoshan District, Shanghai 201900
China

       Re: Youlife Group Inc.
           Draft Registration Statement on Form F-4
           Submitted July 16, 2024
           CIK No. 0002028177
Dear Yunlei Wang:

       We have reviewed your draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4 submitted July 16, 2024
Cover Page

1. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and that this structure involves unique risks to investors. Disclose that investors may never hold equity interests in a Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.
       Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
 August 14, 2024
Page 2

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of your operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure
       should address how recent statements and regulatory actions by China   s
government, such
       as those related to the use of variable interest entities and data security or anti-monopoly
       concerns, have or may impact the company   s ability to conduct its
business, accept
       foreign investments, or list on a U.S. or other foreign exchange. We note your disclosure in your Summary of the Proxy Statement/Prospectus on page 50, for example. Please
       disclose the location of your auditor   s headquarters and whether and
how the Holding
       Foreign Companies Accountable Act, as amended by the Consolidated Appropriations
       Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page. Additionally, please provide cross-references to the individual risk factors identified on the cover page.
3. Disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile)
       in which investors are purchasing an interest.
4. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed. State whether any transfers, dividends, or distributions have been made to date between the holding company and/or
       Youlife, and its subsidiaries, or to investors, and quantify the amounts where applicable.
       Additionally, please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash/assets in the business is in the PRC/Hong
       Kong or a PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the
       PRC government to transfer cash/assets. On the cover page, provide cross-references to these other discussions.
5. To the extent you have cash management policies that dictate how funds are transferred between you and your subsidiaries, or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.
6. Revise your cover page to disclose any report, opinion, or appraisal described in Item
       1607(a) of Regulation S-K from an outside party or an unaffiliated representative received by Distoken or Sponsor, including the fairness opinion provided by Marshall & Stevens and included here as Annex D. Refer to Item 1604(a) of Regulation S-K.
7. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well. August 14, 2024
Page 3

8. Please briefly describe the terms of the private placement that occurred simultaneously with the IPO of Distoken.
Frequently Used Terms and Basis of Presentation, page 2

9. For clarity and consistency throughout your proxy statement/prospectus, please revise your definitions of various securities described here to provide additional detail regarding the nature, composition and attribution of the security. As an example only, revise your definition of "Private Units" to briefly describe the nature and amounts of the securities underlying the units (e.g., one Private Warrant and one Private Share). Market and Industry Data, page 9

10. We note that your proxy statement/prospectus contains certain information and data concerning Youlife's industry, including industry reports from China Insights Consultancy
       (CIC). Please revise your disclosure here to state whether any of the sources of industry information or data disclosed was part of report commissioned by Distoken or Youlife or any other party to the Business Combination. If so, please name the source of the commissioned information and provide the necessary consent. We note your disclosure on page 217 reflecting an industry report commissioned by Youlife and prepared by CIC.
Financial Statement Presentation, page 12

11. We note that you have not included financial statements of Pubco. Please tell us your consideration of the guidance in Articles 3 and 15 of Regulation S-X. Questions and Answers About the Business Combination
Q. Why am I receiving this proxy statement/prospectus?, page 13

12. Please revise your discussion regarding Proposal 1 here and elsewhere as appropriate,
       (e.g., Q. What vote is required to approve each proposal at the Extraordinary General
       Meeting? on page 26) to state whether or not the Business Combination is structured so that approval of at least a majority of unaffiliated security holders of Distoken is required.
       Refer to Item 1606(c) of Regulation S-K.
Q. What consideration will the Youlife Shareholders receive in return for the acquisition of
Youlife by Distoken?, page 18

13. Revise this section to provide greater detail regarding the amount of Class A Ordinary
       Shares and Class B Ordinary Shares that will be received and the parties that will receive them. Clarify the voting power associated with each class.
Q. What will happen in the Business Combination?, page 18

14. Please revise this section to briefly disclose what will happen to the Distoken Public
       Warrants, Private Warrants, Public Units and Private Units in connection with the
       Business Combination, including what securities the public and private securityholders will hold upon completion of the Business Combination. Additionally, please provide a similar discussion regarding the Youlife Founder Shares and their conversion to Pubco
       Class B Ordinary Shares, which will be held by the current CEO of Youlife, Yunlei
       Wang, who will also continue as the CEO of Pubco.
 August 14, 2024
Page 4

Questions and Answers About the Business Combination
Q: What equity stake will current Public Shareholders, the Sponsor and Youlife Shareholders...?, page 18

15. Reference is made to the table on page 19. Please tell us your consideration of also presenting Per Share Pro Forma Book Value in US$.
16.    Please disclose the difference between the SPAC   s offering price in
its initial registered
       offering and the Per Share Pro Forma Book Value. Refer to Item 1604(c) of Regulation S-
       K.
17. With respect to each redemption level, state the company valuation at or above which the potential dilution results in the amount of the non-redeeming shareholders' interest per share being at least the initial public offering price per share of common stock. Refer to
       Item 1604(c)(1) of Regulation S-K.
Summary of the Proxy Statement/Prospectus, page 31

18. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
       investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
       U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S.
       investors as well as the ability to settle any amounts owed. Also discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors.

       To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize these policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.
19. Please revise this section to comply with the requirements of Item 1604(b) of Regulation
       S-K. In this regard, please disclose pursuant to Item 1604(b)(2) of Regulation S-K the material factors that Distoken's board of directors considered in making the determination that the Business Combination and related proposals are in the best interest of Distoken and recommending that the Distoken shareholders approve of the Business Combination and related proposals, and describe the fairness opinion received by the Distoken Board from Marshall & Stevens and any other report, opinion or appraisal referred to in Item
       1607(a) of Regulation S-K. Also provide the disclosure required by Item 1604(b)(3) and
       (b)(4) of Regulation S-K.
Organizational Structure, page 38
 August 14, 2024
Page 5

20. Please revise the three diagrams in this section to provide the full name of each entity, the defined term used for each entity, and its place of incorporation. In this regard, revise descriptions such as "Wholly Owned or Controlled Subsidiary" as appropriate. In the second diagram, include the names and percentage holdings of the shareholders of Youlife International Holdings, Inc. Revise the third diagram to include all entities in the organizational structure, including those entities wholly-owned, controlled or otherwise associated with the business activities and operations of Youlife; in this regard, we note footnote (1). Also revise the third diagram to identify each person, group of persons, or entity that owns equity/has voting power in Pubco; as examples only, disclose that Youlife's current CEO will be a controlling shareholder in and CEO of
       Pubco, and identify the "Other Distoken Shareholders."
Structure of Pubco after the Business Combination, page 39

21. Identify clearly the entity in which investors are purchasing their interest and the
       entity(ies) in which the company   s operations are conducted.
Permissions Required from the PRC Authorities for Youlife's Operations, page 49

22. We note your disclosure that Youlife's "PRC subsidiaries have obtained the necessary licenses and permits from the PRC government authorities." Please revise to disclose each such permission or approval that you and your subsidiaries are required to obtain from
       Chinese authorities to operate your business. Here, in the subsection immediately below titled "Permission, Review and Filing Required from the Authorities in The PRC Relating to the Business Combination," and elsewhere throughout your proxy statement/prospectus as appropriate, revise to (i) state whether any permission or approvals sought by you or your subsidiaries have been denied; (ii) update your discussion regarding CSRC approval to discuss the current status of your application, review and approval process; and (iii)
       describe the consequences of any failure to comply with the Overseas Listing Trial
       Measures. Also file as an exhibit the consent of your PRC legal counsel, Haiwen
       & Partners.
Controlled Company, page 52

23. Please revise here in the Summary, on the prospectus cover page and in the question
       "What consideration will the Youlife Shareholders receive in return for the acquisition of
       Youlife by Distoken" on page 18 to disclose the capital structure of Pubco, including that it will result in control of Pubco by Mr. Wang and the disparate voting and conversion rights of the Class A and Class B Ordinary Shares. Reconcile your disclosure on page 52 that Pubco "intends to" rely on the Nasdaq exemptions for controlled companies with the disclosure on page 101 that Pubco "may" rely on such exemptions and the disclosure on page 248 that Pubco does "not expect that there will be any significant differences between Pubco's corporate governance practices and the Nasdaq standards applicable to
       U.S. companies." Additionally, revise your disclosure here and in the risk factors on pages
       100-101 to explain the controlling shareholder's ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.
 August 14, 2024
Page 6

Risk Factors Summary
Risks Relating to Doing Business in China, page 53

24. In your summary of risk factors, disclose the risks that your corporate structure and being
       based in or having the majority of the company   s operations in China
poses to investors.
       In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
       China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
       Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In this regard, it appears that your existing risk factors under the subheading titled "Risks Relating to
       Doing Business in China" do not address such risks. Additionally, please provide a cross-
       reference to the relevant individual detailed risk factor for each summary risk factor disclosed here.
Market Price and Dividend Information
Distoken
Holders, page 57

25. Please revise this section to accurately reflect the number of holders of record of
       Distoken's various securities. In this regard, you state that there is "1 holder of Distoken
       Ordinary Shares" and it appears the disclosure is incomplete regarding Distoken's other securities. In this regard, we note your disclosure on page 253, including the Pre-Business
       Combination Beneficial Ownership Table.
Risk Factors, page 62

26.    Given the Chinese government   s significant oversight and discretion
over the conduct and
       operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in
       China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you
       that, pursuant to federal securities rules, the term    control
(including the terms
          controlling,       controlled by,    and    under common control with
  ) means    the possession,
 August 14, 2024
Page 7

       direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
27. In light of recent events indicating greater oversight by the Cyberspace Administration of
       China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. We note your disclosure on page 49, for example.
Risks Relating to Youlife's Business and Industry
Our historical growth rates may not be indicative of our future growth..., page
63

28. In the interest of more balanced disclosure, please revise this section to include Youlife's net profit for the respective periods discussed.
Our business has been and may continue to be adversely affected by the global COVID-19 pandemic..., page 69

29. Please revise your disclosure here to include a discussion of the current impact of the
       COVID-19 pandemic on your business and operations. In this regard, we note that certain restrictions have been lifted by the Chinese government. Additionally, it is unclear from your statements beginning "[t]hese events had adversely affected our business since
       2020..." whether you believe COVID-19 continues to negatively impact your business;
       please revise to clarify. We further note your statement that the events of the pandemic
       "adversely affected our business since 2020 and contributed to lower revenues"; if material, please quantify the effects of the pandemic on your business here and elsewhere as appropriate.
Proposal 1: The Business Combination Proposal
Background of the Business Combination, page 132

30. We note that on January 22, 2024, the parties "had an extensive discussion regarding the terms of the LOI." Please revise to briefly expand the disclosure to discuss what topics, issues or key terms were discussed extensively and/or at issue between the parties before an agreement was reached and terms of the LOI settled. Similarly, expand your disclosure to discuss in greater detail the issues list and "certain material issues" in the initial draft of the Business Combination Agreement, the content/topics of the supplemental due diligence requests, and the Hong Kong legal due diligence questions. We note that there are many instances throughout this section where topics, requests, changes, conditions and other negotiated matters are discussed only at a high-level and without detail; please revise accordingly so that investors have an understanding of what transpired between
       Distoken and Youlife and their counsel and representatives. Refer to
Item 1605(a) of
       Regulation S-K.
31. Revise this section to disclose the anticipated liquidity position of the combined company following the Business Combination, including the amount of cash on hand it expects to have following potential shareholder redemptions and the payment of expenses related to the Business Combination. Refer to Item 1605(c) of Regulation S-K. Additionally, to the
 August 14, 2024
Page 8

       extent not otherwise disclosed, please disclose any material interests in the Business
       Combination or any related financing transaction held by the Sponsor or Distoken's officers or directors, including fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, Youlife, or held by Youlife's officers or directors that consist of any interest in, or affiliation with, the Sponsor or Distoken. In this regard, we note for example that the current CEO of Youlife will continue to serve as the CEO of the post-Business Combination company. Refer to Item 1605(d) of Regulation
S-K.
32. Please revise this section to include disclosure regarding the negotiation of and ultimate agreement to the purchase price of $700,000,000. Additionally, please revise your disclosure to state whether Distoken or the Sponsor determined the amount of consideration to be paid to Youlife or its security holders, or the valuation of Youlife, or whether the Marshall & Stevens or other unaffiliated representatives recommended the amount of consideration to be paid or the valuation of Youlife. Refer to
Item 1607(b)(5)
       of Regulation S-K.
Recommendation of the Board and Reasons for the Business Combination, page 135

33. Revise the disclosure to provide a reasonably detailed discussion of the reasons of the target company, Youlife, for engaging in the de-SPAC transaction. Refer to Item
       1605(b)(3) of Regulation S-K.
34. Review this section to address required factors considered in accordance with Item
       1606(b) of Regulation S-K, including (i) the valuation of the target company; (ii) financial projections relied upon by the board of directors; (iii) the terms of financing materially related to the Business Combination; (iv) any report, opinion, or appraisal, including that of Marshall & Stevens; and (v) dilution. We note your disclosure on page 135.
35. Revise your disclosure here and elsewhere throughout your proxy statement/prospectus to disclose whether or not a majority of directors who are not employees of Distoken has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Business Combination and/or preparing a report concerning the approval of the Business Combination. Refer to Item
       1606(d) of Regulation S-K.
36. We note your disclosure, including here and on the cover page, stating that the Board of
       Directors of Distoken has approved the Business Combination Agreement and the related contemplated transactions. Revise your disclosure here and elsewhere throughout your proxy statement/prospectus where appropriate to state whether or not the Business
       Combination was approved by a majority of Distoken directors who are not employees of
       Distoken. If any director of Distoken voted against, or abstained from voting on, approval of the Business Combination, identify such persons, and indicate, if known after making reasonable inquiry, the reasons for the vote against the transaction or abstention. Refer to
       Item 1606(e) of Regulation S-K.
Certain Unaudited Projected Financial Information, page 137

37. Please revise your disclosure to state whether or not Youlife has affirmed to Distoken that its projections reflect the view of Youlife's management or board of directors about its future performance as of the most recent practicable date prior to the date of this proxy statement/prospectus. Refer to Item 1609(c) of Regulation S-K.
 August 14, 2024
Page 9

Opinion of Marshall & Stevens, page 140

38. If applicable, please revise this section to disclose any instructions received by Marshall
       & Stevens from Distoken or the Sponsor and any limitation imposed by Distoken or the
       Sponsor on the scope of the Marshall & Stevens investigation. Refer to
Item 1607(b)(6) of
       Regulation S-K.
39. Please briefly describe the qualifications of Marshall & Stevens as preparers of a fairness opinion and describe the method of selection of Marshall & Stevens employed by
       Distoken. Additionally, expand the disclosure on page 142 regarding the previous material relationship between Distoken and Marshall & Stevens to further discuss the nature of the services provided and any compensation received as a result thereof. Refer to Item 1607(b) of Regulation S-K.
Unaudited Pro Forma Combined Statement of Operations, page 168

40.    Please explain why there is no tax adjustment in the    Assuming No
Redemptions
       scenario. Please also explain why there is no tax adjustment related to the adjustments to selling and distribution expenses and administrative expenses in the Assuming
       Maximum Redemptions    scenario.
2. Adjustments to The Unaudited Pro Forma Condensed Combined Financial
Information
Adjustments to The Unaudited Pro Forma Condensed Combined Balance Sheet, page
172

41. Revise your footnote for Adjustment I to itemize the transaction costs in detail. For each itemized transaction cost, explain how the adjustment is made in the Pro Forma financial information. In addition, explain to us your basis for costs charged against proceeds and costs charged to expense with reference to SAB Topic 5.A. Please discuss costs of
       Distoken and Youlife separately.
42. We note your disclosure on page 192 of contractual obligations involving Distoken, I-
       Bankers and a vendor for legal and consulting services. Please tell us and disclose in greater detail whether Distoken is required to pay I-Bankers and this vendor any cash payment(s) in connection with this transaction. If yes, please tell us how you considered guidance in Article 11 of Regulation S-X as it relates to the presentation of such cash payment(s) in your pro forma financial statements.
Information About Distoken, page 175

43. We note that the proceeds of Distoken's IPO and the private sale of Private Units were placed in the Trust Account and invested in U.S. "government securities." Please clarify whether such holdings were liquidated and are now held in cash, such as in demand deposit accounts, and, if so, when this change was made.
Information about Youlife, page 195

44. We note that Youlife manages 29 vocational schools, operates 25 curriculum development projects, and completed smart campus projects for ten vocational schools; please clarify whether the curriculum development and smart campus projects took place at the vocational schools that Youlife manages. Also clarify the statement that Youlife "owned and managed over 3,900 teachers" as of December 31, 2023 by explaining what contractual arrangements Youlife has entered into with such persons. August 14, 2024
Page 10

45. We note the disclosure regarding Youlife's five largest customers and five largest suppliers. Please include appropriate risk factor disclosure regarding the fact that a significant amount of your revenue and purchasers are accounted for by such customers and suppliers, respectively.
Our Business Model, page 201

46. Please revise your disclosure to discuss the types of agreements that Youlife enters into with its customers in each of the business lines it operates, and describe the material terms of such agreements. File any such material agreements as exhibits, or tell us why you are not required to do so. Refer to Item 601(b) of Regulation S-K. Management's Discussion and Analysis of Financial Condition and Results of Operations of
Youlife
Year ended December 31, 2023 compared to year ended December 31, 2022, page 235

47. Reference is made to your discussion of general and administrative expenses. Please quantify the impact from professional service fees and credit impairment losses. Please also explain why professional service fees decreased.
Critical Accounting Policies and Estimates, page 241

48. Critical accounting estimates are those estimates or assumptions where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates and assumptions on financial condition or operating performance is material. Disclosures related to critical accounting estimates should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements and provide greater insight into the quality and variability of information regarding financial condition and results of operations. Please revise to:
           Address why accounting estimates or assumptions bear the risk of change;
           Discuss the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results;
           Describe the methods and key assumptions used and how the key assumptions were determined;
           Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
           Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions.

       Please refer to Item 303(b)(3) of Regulation S-K and Section V of the
Commission   s
       Guidance Regarding Management   s Discussion and Analysis of Financial
Condition and
       Results of Operations, SEC Release No. 34-48960, issued December 19,
2003.
 August 14, 2024
Page 11

Beneficial Ownership of Securities, page 252

49. For the entities listed in each table in this section, identify the natural persons with investment and/or voting control over the identified securities. Distoken Acquisition Corporation Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

50. Please identify the balance sheet in the first sentence of the report. Refer to AS 3101.08.b.
       and AS 3101 Appendix B.
Youlife International Holdings Inc. Financial Statements
Consolidated Statements of Operations and Comprehensive (Loss)/Income, page
F-50

51.    Please tell us and disclose in your footnotes what the    Gain on
disposal / liquidation of
       subsidiaries and branches    line item represents and what U.S. GAAP
guidance you relied
       on to support your accounting treatment of this gain as continued operations.
52. Please tell us why "Stock Compensation Expense" is classified as a non-operating expense. In addition, add disclosure to the Notes to the Consolidated Financial
       Statements regarding the related transaction(s).
Consolidated Statements of Cash Flows, page F-56

53. We note your disclosure on pages F-63 and F-71 that all your leases are classified as operating. Please tell us how you considered the guidance in ASC 842-20-45-5 and ASC
       230-10-45 for presentation of your "Principal portion of lease payments"
and    Interest
       portion of lease payments    on the Consolidated Statements of Cash
Flows.
54. Please tell us your basis for classifying "Prepaid lease payments prior to commencement of agreement" as an investing outflow. Refer to ASC 230-10-45.
55. Please tell us your basis for classifying "Interest income" as an investing inflow. Refer to
       ASC 230-10-45-16b.
Notes to the Consolidated Financial Statements
2. Significant Accounting Policies
Impairment of non-financial assets, page F-60

56. We note your statement that, "A previously recognized impairment loss of an asset other than goodwill is reversed...." Please tell us the authoritative literature you are relying on
       that allows reversal of impairments.
Segment reporting, page F-67

57. Please revise to provide applicable disclosures pursuant to ASC 280-10-50-22 through 42.
 August 14, 2024
Page 12
7. Leases, page F-71

58. Please disclose a maturity analysis showing the undiscounted cash flows on an annual basis for a minimum of each of the first five years and a total of the amounts for the remaining years. Refer to ASC 842-20-50-6.
16. Fair Value Gains/(Losses), Net, page F-75

59. Please disclose the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3). Refer to ASC 820-10-50-
       2b.
60. Please explain to us how you accounted for the transfer of the convertible redeemable preferred shares to equity referencing authoritative literature that supports your accounting treatment.
17. Taxation, page F-76

61. Reference is made to your disclosure of the components of deferred tax assets and liabilities. Please tell us why you have not recognized deferred taxes for tax losses and temporary differences with an offsetting valuation allowance, if applicable, referencing authoritative literature that supports your accounting treatment.
20. Ordinary Shares, page F-79

62. Please tell us where the preferred shares are reflected in your Consolidated Balance Sheet and Consolidated Statements of Changes in Equity. Also tell us how your presentation complies with Rules 5-02 and 3-04 of Regulation S-X. Finally, expand your disclosure of the pertinent rights and privileges of preferred shares and disclose the number of ordinary shares that would be issued upon conversion.
25. The Company Financial Statements, page F-84

63. Please explain why total equity and net profit/(loss) do not agree to your audited financial statements. Also tell us why no earnings from investments are presented. Finally, please revise to (i) describe the nature of any restrictions on the ability of consolidated subsidiaries and unconsolidated subsidiaries to transfer funds to you in the form of cash dividends, loans or advances, and (ii) disclose separately the amounts of such restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3) of Regulation S-X.
Item 21. Exhibits and Financial Statement Schedules, page II-1

64. We note that certain of your exhibits are filed under one "Exhibit No." but the documents themselves do not reflect the same exhibit number. For example, within your exhibit index, the Business Combination Marketing Agreement is reflected as Exhibit No. 10.1.
       However, the agreement itself is labeled as Exhibit 1.2. Please review your exhibits and revise accordingly to reflect consistent references to the appropriate exhibit number reflected in your proxy statement/prospectus.
General

65. It appears that one or more of your directors, officers or members of senior management
 August 14, 2024
Page 13

       are located in the PRC/Hong Kong. Therefore, if so, (i) state that this is the case; (ii)
       identify the relevant individuals; and (iii) include a separate "Enforceability" section, consistent with Item 101(g) of Regulation S-K, for each applicable jurisdiction, including
       PRC and Cayman Island, and expand your risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals (i.e., it will be much more difficult to take these actions).
66. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
67.    Please revise to include the disclosure required by Item 1603(a)(2),
(3), (4) and (5) of
       Regulation S-K. Disclose any circumstances or arrangements under which the Sponsor or
       Distoken's affiliates or promoters transferred or could transfer ownership of
       Distoken securities or that have resulted or could result in the surrender or cancellation of such securities, per Item 1603(a)(6) of Regulation S-K. If there exist any circumstances described by Item 1603(a)(9) or Item 1603(c) of Regulation S-K that warrant further disclosure, please revise to include such disclosure.
       Please contact Valeria Franks at 202-551-7705 or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Yang Ge